Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine-month periods ended September 30, 2017 and 2016. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements for the nine-month periods ended September 30, 2017 and 2016, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2017 (the “Annual Report”). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are PYXIS TANKERS INC., a company incorporated in the Republic of the Marshall Islands on March 23, 2015, for the purpose of acquiring from entities under common control 100% ownership interest in six vessel-owning companies, SECONDONE CORP. (“Secondone”), THIRDONE CORP. (“Thirdone”), FOURTHONE CORP. (“Fourthone”), SIXTHONE CORP. (“Sixthone”), SEVENTHONE CORP. (“Seventhone”) and EIGHTHONE CORP. (“Eighthone”), (collectively the “Vessel-owning companies”). The Vessel-owning companies were established under the laws of the Republic of Marshall Islands and are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, including but not limited to chartering, sale and purchase, insurance, operations, dry-docking and construction supervision, all provided by a fixed daily fee per vessel.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements can be cancelled by us for any reason at any time upon three months’ advance notice, but neither party can cancel the agreement, other than for specified reasons, until 18 months after the initial effective date of the ship-management agreement.

In September 2010, Secondone and Thirdone entered into commercial management agreements with NORTH SEA TANKERS BV (“NST”), an unrelated company established in the Netherlands. Pursuant to these agreements, NST provided chartering services to Northsea Alpha and Northsea Beta. On March 16, 2016 and June 28, 2016, we sent notices of termination of the commercial management agreements between NST and Thirdone and Secondone, respectively. In June and November 2016, Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha, respectively.

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Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are driven primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At September 30, 2017, we employed three of the vessels in our fleet on time charters and three vessels on the spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is not recognized until a charter has been agreed, even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

We expect that our adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenues from Contracts with Customers (Topic 606)” may result in a change in the method of recognizing revenue from spot charters, whereby our method of determining proportional performance will change from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This will result in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change will result in revenue being recognized later in the voyage, which may cause additional volatility in revenue and earnings between periods. We are in the process of validating aspects of our preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09. The new revenue recognition standard will be effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally a spot charter refers to a contract to carry specific cargo for a single voyage, which generally lasts from several days to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. All voyage related costs are expensed as incurred. The amount of brokerage commissions payable, if any, depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Commissions are deferred and amortized over the related voyage period as revenues are earned.

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Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our head management agreement, which includes the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Previously, we paid management fees to NST for their chartering services for the Northsea Alpha and the Northsea Beta. In 2016, we sent to NST notices of termination with respect to the commercial management agreements for both such vessels, and in June and November 2016, Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha, respectively.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three month LIBOR rate. In the future, we may consider the use of financial hedging products to limit our interest rate exposure.

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Selected Information

The Company’s selected consolidated financial and other data for the nine months ended September 30, 2016 and 2017 and as of September 30, 2017 presented in the tables below have been derived from our unaudited interim consolidated financial statements and notes thereto, included elsewhere herein. The Company’s selected consolidated financial data as of December 31, 2016 presented in the tables below have been derived from our audited financial statements and notes thereto, included with the Company’s Annual Report.

Statements of Comprehensive Income / (Loss) Data	Nine Months ended September 30,
(In thousands of U.S. Dollars, except per share data)	2016	2017
Voyage revenues	$23,538	$22,509
Voyage related costs and commissions	(3,914)	(6,778)
Vessel operating expenses	(9,774)	(9,414)
General and administrative expenses	(1,981)	(2,276)
Management fees, related parties	(460)	(532)
Management fees, other	(778)	(697)
Depreciation and amortization of special survey costs	(4,503)	(4,218)
Bad debt provisions	—	(231)
Interest expenses and finance cost, net	(2,109)	(2,157)
Net income / (loss)	$19	$(3,794)

Earnings / (loss) per common share, basic and diluted	$0.00	$(0.21)

Weighted average number of shares, basic and diluted	18,277,893	18,277,893

Balance Sheets Data
(In thousands of U.S. Dollars)	December 31, 2016	September 30, 2017

Total current assets	$4,184	$2,898
Total other non-current assets	5,215	5,162
Total fixed assets, net	121,341	117,177
Total assets	130,740	125,237
Total current liabilities	12,870	17,033
Total non-current liabilities	69,117	63,245
Total stockholders’ equity	$48,753	$44,959

Statements of Cash Flows Data	Nine Months ended September 30,
(In thousands of U.S. Dollars)	2016	2017

Net cash provided by operating activities	$3,186	$5,563
Net cash provided by investing activities	—	—
Net cash used in by financing activities	(6,274)	(5,742)
Change in cash and cash equivalents	$(3,088)	$(179)

	Nine Months ended September 30,
	2016	2017
Ownership days (1)	1,644	1,638
Available days (2)	1,644	1,638
Operating days (3)	1,529	1,470
Utilization % (4)	93.0%	89.7%
Daily time charter equivalent rate (5)	$12,835	$10,701
Average number of vessels (6)	6.0	6.0
Number of vessels at period end	6	6
Weighted average age of vessels (7)	5.6	6.6

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.

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(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily time charter equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the nine-month periods ended September 30, 2016 and 2017:

	Nine Months Ended September 30, (thousands of U.S. Dollars, except for operating days and daily TCE rates)
	2016	2017
Voyage revenues	$23,538	$22,509
Voyage related costs and commissions	(3,914)	(6,778)
Time charter equivalent revenue	$19,624	$15,731

Operating days for fleet	1,529	1,470

Daily TCE rate (1)	$12,835	$10,701

(1) Subject to rounding.

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The following table reflects the daily TCE rate, daily operating expenses and utilization rate on a per vessel type basis for the nine-month periods ended September 30, 2016 and 2017:

(Amounts in U.S. Dollars)		Nine Months Ended September 30,
		2016	2017
Eco-Efficient MR2: (2 of our vessels)
	TCE	15,442	13,057
	Opex	5,798	5,836
	Utilization %	98.5%	92.7%
Eco-Modified MR2: (1 of our vessels)
	TCE	12,447	12,634
	Opex	6,484	6,562
	Utilization %	93.4%	91.9%
Standard MR2: (1 of our vessels)
	TCE	16,291	11,921
	Opex	6,862	5,835
	Utilization %	92.7%	98.9%
Small Tankers: (2 of our vessels)
	TCE	8,271	6,172
	Opex	5,365	5,207
	Utilization %	87.4%	81.1%
Fleet: (6 vessels)
	TCE	12,835	10,701
	Opex	5,945	5,747
	Utilization %	93.0%	89.7%

Results of Operations

Nine months ended September 30, 2017 and 2016

The average number of vessels in our fleet was 6.0 for the nine months ended September 30, 2017 and 2016. The following analysis discusses the primary drivers of the differences between these periods.

●	Voyage revenues: Voyage revenues of $22.5 million for the nine months ended September 30, 2017 represented a decrease of $1.0 million, or 4.4%, from $23.5 million in the comparable period in 2016. The decrease during the first nine months of 2017 was attributed to lower time charter equivalent rates as well as to a decrease in total operating days attributed to increased idle days between voyage charter employments.

●	Voyage related costs and commissions: Voyage related costs and commissions of $6.8 million for the nine months ended September 30, 2017 represented an increase of $2.9 million, or 73.2%, from $3.9 million in the comparable period in 2016. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

●	Vessel operating expenses: Vessel operating expenses of $9.4 million for the nine months ended September 30, 2017 represented a decrease of approximately $0.4 million, or 3.7%, from $9.8 million in the comparable period in 2016. The decrease was primarily attributed to cost efficiency increases through most of our fleet in the period.

●	General and administrative expenses: General and administrative expenses of $2.3 million for the nine months ended September 30, 2017 increased by $0.3 million, or 14.9%, from $2.0 million in the comparable period in 2016. The increase in general and administrative expenses is primarily attributed to the expenses of $0.3 million relating to the public equity offering that was terminated in July 2017.

●	Management fees, related parties: Management fees to Maritime of $0.5 million for the nine months ended September 30, 2017 increased by less than $0.1 million, or 15.7%, from $0.5 million in the comparable period in 2016. The increase is attributed to the increase in the daily management fee of the Northsea Beta and the Northsea Alpha as a result of Maritime’s assumption of full commercial management of these vessels in June and November 2016, respectively.

●	Management fees, other: Management fees mainly payable to ITM of $0.7 million for the nine months ended September 30, 2017 decreased by less than $0.1 million, or 10.4%, compared to the nine months ended September 30, 2016, which included the services of NST, the former commercial manager of the Northsea Alpha and the Northsea Beta.

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●	Amortization of special survey costs: Amortization of special survey costs was $0.1 million for the nine months ended September 30, 2017, compared to $0.2 million for the nine months ended September 30, 2016. The decrease in amortization of special survey costs is attributed to the write-off of the unamortized portion of the special survey costs of the Northsea Alpha and the Northsea Beta since an impairment charge was recognized on both vessels as of December 31, 2016.

●	Depreciation: Depreciation of $4.2 million for the nine months ended September 30, 2017 remained relatively stable compared to the nine-month period ended September 30, 2016.

●	Bad debt provisions: Bad debt provisions of $0.2 million for the nine months ended September 30, 2017 represented an increase in doubtful account for trade receivables.

●	Interest and finance costs, net: Interest and finance costs, net, for the nine months ended September 30, 2017 amounted to $2.2 million, compared to $2.1 million in the comparable period in 2016, an increase of less than $0.1 million, or 2.3%. The increase is mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt.

Cash Flows

Our principal sources of funds for the nine months ended September 30, 2017 have been our cash inflows from the operation of our fleet. Our principal uses of funds have been working capital requirements and principal and interest payments on our debt agreements. Cash and cash equivalents as of September 30, 2017 amounted to $0.6 million, compared to $0.8 million as of December 31, 2016. We define working capital as current assets minus current liabilities. We had a working capital deficit of $14.1 million as of September 30, 2017, compared to the working capital deficit of $8.7 million as of December 31, 2016. The increase in our working capital deficit was mainly due to an increase in balances due to related parties of $3.8 million, an increase in current portion of long-term debt, net of deferred financing costs, current, of $0.2 million, a decrease in cash and cash equivalents of $0.2 million, a decrease in trade receivables, net of $0.6 million, and an aggregate decrease of $0.6 million in the remaining current assets, net of the remaining current liabilities.

Operating Activities

●	Net cash provided by operating activities was $5.6 million for the nine months ended September 30, 2017, compared to $3.2 million for the nine months ended September 30, 2016. The increase in our net cash from operating activities was mainly due to an increase in balances due to related parties by $3.8 million, a decrease in vessel operating expenses of $0.4 million, a decrease in trade receivables, net of $0.9 million, and an increase in cash flows from changes in other assets and liabilities that in aggregate amounted to $1.5 million, partially offset by a decrease in voyage revenues, net of voyage related costs and commissions of $3.9 million, and an increase in general and administrative expenses of $0.3 million following the write-off of costs from the terminated public equity offering.

Investing Activities

●	There was no net cash provided by or used in investing activities for both of the nine-month periods ended September 30, 2017 and September 30, 2016.

Financing Activities

●	Net cash used in financing activities was $5.7 million for the nine-month period ended September 30, 2017, which reflects the long-term debt repayments of $5.6 million and the payment of financing costs of $0.2 million for the amendments to the loan agreements for Sixthone and Seventhone. Net cash used in financing activities was $6.3 million for the nine months ended September 30, 2016, which mainly reflects the long-term debt repayments of $5.8 million and an increase in restricted cash of $0.5 million.

Debt Agreements

For information relating to our debt agreements, please see Note 7 to our financial statements included in our Annual Report for the year ended December 31, 2016 and Note 7 to our unaudited interim consolidated financial statements for the nine-month periods ended September 30, 2017 and 2016 included elsewhere herein.

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Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, borrowings from bank debt, and we expect in the future, from the selective sale of vessels and the proceeds of issuances of equity and debt. We expect that our future liquidity requirements will relate primarily to:

●	our operating expenses, including dry-docking and special survey costs;

●	payments of interest and other debt-related expenses and the repayment of principal on our bank debt;

●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for bank covenants; and

●	vessel acquisitions.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. As of the filing date of this report, and after taking into account the net proceeds of the Private Placement discussed below, we believe that we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. To the extent we acquire additional vessels, we will need to rely on new debt, proceeds from future securities offerings and/or cash flows from operations to meet our liquidity needs.

Our business is capital intensive and our future success will depend on our ability to maintain a high quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We may pursue a sale or other long-term strategy such as a bareboat charter agreement with purchase option or commitment for the Northsea Alpha and the Northsea Beta. These acquisitions and dispositions will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

We do not intend to pay dividends to the holders of our shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses, and reinvestment in our business (such as to fund vessel or fleet acquisitions).

On each of August 9, 2016 and March 7, 2017, we agreed with Maritime Investors Corp. (“Maritime Investors”) to extend the maturity of the promissory note for one year, at the same terms and at no additional cost. The maturity of the promissory note, as amended, is January 2019.

On September 29, 2016, we agreed with the lender of Sixthone and Seventhone (“Tranche A” and “Tranche B”, respectively) to extend the maturity of the loan under Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. On June 6, 2017, the lender of Sixthone and Seventhone agreed to further extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule. The aggregate outstanding balance of these loans as of September 30, 2017 of $23.7 million is scheduled to be repaid in 19 equal quarterly installments of $0.65 million each, one quarterly installment of $1.0 million and a balloon payment of $10.4 million.

On April 27, 2017, we filed with the SEC a registration statement on Form F-1 with respect to a proposed offering of our shares of common stock in an amount of $10.0 million (exclusive of the over-allotment option). Due to market conditions, we decided not to proceed with the planned public equity offering and on July 13, 2017, the relevant registration statement was withdrawn and offering costs of $0.3 million were written-off during the nine-month period ended September 30, 2017.

On December 6, 2017, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of our common stock at a price per share of $2.00 (the “Private Placement”). As a condition of the Purchase Agreement, we, Maritime Investors and each of our directors and executive officers entered into lock-up agreements pursuant to which we may not, among other things, offer or sell shares of our common stock until the earlier of i) 30 days after effective date (as defined therein) and ii) the disposition by the Investors of all of the shares of common stock they received in the Private Placement. In connection with the Private Placement, we also entered into a registration statement with the Investors, pursuant to which we are obligated to prepare and file with the SEC a registration rights agreement to register for resale the registrable securities (as defined therein) on or prior to December 21, 2017. The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4.8 million, before deducting placement offering expenses, which will be used for general corporate purposes that may include the repayment of outstanding indebtedness.

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Including our promissory note of $2.5 million, as of September 30, 2017, we had $67.8 million of outstanding indebtedness, net of deferred financing costs.

As of September 30, 2017, the ratio of our total liabilities to market value adjusted total assets was 69%, or 4% higher than the required threshold under the loan agreement with one of our lenders. This requirement is only applicable in order to assess whether the relevant two vessel-owning companies are entitled to distribute dividends to Pyxis. Other than the above, we were in compliance with all of our financial and security cover ratio covenants with respect to our loan agreements. In addition, we had no amount available to be drawn down under our existing loan agreements.

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three month LIBOR rate. In the future, we may consider the use of financial hedging products to limit our interest rate exposure.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 13 to our unaudited interim consolidated financial statements for the nine-month periods ended September 30, 2017 and 2016 included elsewhere herein.

Updated Fleet List (as of December 15, 2017)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of Charter	Charter Rate (per day) (1)	Anticipated Redelivery Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$13,350	Dec. 2017
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$13,625	Jan. 2018
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$14,325	May 2018
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

(1) This table shows gross rates and does not reflect commissions payable.

We have no drydockings scheduled until the third quarter of 2018.

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PYXIS TANKERS INC.

F-1

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2016 and September 30, 2017 (unaudited)

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Notes	December 31, 2016	September 30, 2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$783	$604
Restricted cash, current portion		143	142
Inventories	4	1,173	808
Trade receivables, net		1,681	1,083
Prepayments and other assets		404	261
Total current assets		4,184	2,898

FIXED ASSETS, NET:
Vessels, net	5	121,341	117,177
Total fixed assets, net		121,341	117,177

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion		4,857	4,858
Deferred charges, net	6	358	304
Total other non-current assets		5,215	5,162
Total assets		$130,740	$125,237

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7	$6,813	$7,059
Accounts payable		3,115	2,705
Due to related parties	3	1,953	5,777
Hire collected in advance		415	802
Accrued and other liabilities		574	690
Total current liabilities		12,870	17,033

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	7	66,617	60,745
Promissory note	3	2,500	2,500
Total non-current liabilities		69,117	63,245

COMMITMENTS AND CONTINGENCIES	11	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	8	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 18,277,893 shares issued and outstanding at each of December 31, 2016 and September 30, 2017)	8	18	18
Additional paid-in capital		70,123	70,123
Accumulated deficit		(21,388)	(25,182)
Total stockholders’ equity		48,753	44,959
Total liabilities and stockholders’ equity		$130,740	$125,237

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)

For the nine–month periods ended September 30, 2016 and 2017

(Expressed in thousands of U.S. Dollars, except for share and per share data)

		Nine Months Ended	Nine Months Ended
	Notes	September 30, 2016	September 30, 2017
Voyage revenues		$23,538	$22,509

Expenses:
Voyage related costs and commissions	3	(3,914)	(6,778)
Vessel operating expenses		(9,774)	(9,414)
General and administrative expenses	3	(1,981)	(2,276)
Management fees, related parties	3	(460)	(532)
Management fees, other		(778)	(697)
Amortization of special survey costs	6	(185)	(54)
Depreciation	5	(4,318)	(4,164)
Bad debt provisions		-	(231)
Operating income / (loss)		2,128	(1,637)

Other expenses:
Interest and finance costs, net	3, 12	(2,109)	(2,157)
Total other expenses, net		(2,109)	(2,157)

Net income / (loss)		$19	$(3,794)

Earnings / (loss) per common share, basic and diluted	9	$0.00	$(0.21)

Weighted average number of common shares, basic and diluted	9	18,277,893	18,277,893

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the nine–month periods ended September 30, 2016 and 2017

(Expressed in thousands of U.S. Dollars, except for share and per share data)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	# of Shares	Par Value	Capital	Deficit	Equity
Balance January 1, 2016	18,244,671	$18	$70,123	$(15,575)	$54,566
Issuance of common stock	33,222	-	-	-	-
Net income	-	-	-	19	19
Balance September 30, 2016	18,277,893	$18	$70,123	$(15,556)	$54,585
Balance January 1, 2017	18,277,893	$18	$70,123	$(21,388)	$48,753
Net loss	-	-	-	(3,794)	(3,794)
Balance September 30, 2017	18,277,893	$18	$70,123	$(25,182)	$44,959

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-4

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the nine–month periods ended September 30, 2016 and 2017

(Expressed in thousands of U.S. Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2016	September 30, 2017
Cash flows from operating activities:
Net income / (loss)	$19	$(3,794)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	4,318	4,164
Amortization of special survey costs	185	54
Amortization of financing costs	125	116
Bad debt provisions	-	231
Changes in assets and liabilities:
Inventories	(427)	365
Trade receivables, net	(568)	367
Prepayments and other assets	400	143
Accounts payable	649	(410)
Due to related parties	50	3,824
Hire collected in advance	(1,614)	387
Accrued and other liabilities	49	116
Net cash provided by operating activities	$3,186	$5,563

Cash flow from investing activities:	-	-
Net cash provided by investing activities	$-	$-

Cash flows from financing activities:
Repayment of long-term debt	(5,752)	(5,552)
Change in restricted cash	(500)	-
Payment of financing costs	(22)	(190)
Net cash used in financing activities	$(6,274)	$(5,742)

Net decrease in cash and cash equivalents	(3,088)	(179)

Cash and cash equivalents at the beginning of the period	4,122	783

Cash and cash equivalents at the end of the period	$1,034	$604

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-5

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1. Basis of Presentation and General Information

PYXIS TANKERS INC. (“Pyxis”) was formed as a corporation under the laws of the Republic of Marshall Islands on March 23, 2015, for the purpose of acquiring from entities under common control 100% ownership interest in six vessel-owning companies, SECONDONE CORP. (“Secondone”), THIRDONE CORP. (“Thirdone”), FOURTHONE CORP. (“Fourthone”), SIXTHONE CORP. (“Sixthone”), SEVENTHONE CORP. (“Seventhone”) and EIGHTHONE CORP. (“Eighthone”), (collectively the “Vessel-owning companies”). All of the Vessel-owning companies were established under the laws of the Republic of Marshall Islands and are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

The accompanying unaudited interim consolidated financial statements include the accounts of Pyxis and its Vessel-owning companies (collectively the “Company”) as discussed above as of December 31, 2016 (audited) and September 30, 2017 and for the nine–month periods ended September 30, 2016 and 2017.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2017. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2016, included in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2017 (the “Annual Report”).

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, as discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the Company’s Annual Report.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements can be cancelled by the Company for any reason at any time upon three months’ advance notice, but neither party can cancel the agreement, other than for specified reasons, until 18 months after the initial effective date of the ship-management agreement.

In September 2010, Secondone and Thirdone entered into commercial management agreements with NORTH SEA TANKERS BV (“NST”), an unrelated company established in the Netherlands. Pursuant to these agreements, NST provided chartering services to Northsea Alpha and Northsea Beta. On March 16, 2016 and on June 28, 2016, the Company sent notices of termination of the commercial management agreements between NST and Thirdone and Secondone, respectively. In June 2016 and November 2016, Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha, respectively.

As of September 30, 2017, Mr. Valentis beneficially owned approximately 93.3% of the Company’s common stock. After taking into consideration the transactions discussed in Note 8 below, Mr. Valentis’ ownership decreased to 81.5%.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2. Significant Accounting Policies

The same accounting policies have been followed in these unaudited interim consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2016. See Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the Company’s Annual Report.

Revenue from Contracts with Customers: The Company expects that the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” may result in a change in the method of recognizing revenue from spot charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This will result in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change will result in revenue being recognized later in the voyage, which may cause additional volatility in revenue and earnings between periods. The Company is in the process of validating aspects of its preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09. The new revenue recognition standard will be effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s unaudited consolidated financial statements in the current period or expected to have an impact on future periods, other than the ones discussed in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the Company’s Annual Report.

The Company had no transactions which affect comprehensive income / (loss) during the nine months ended September 30, 2016 and 2017, and accordingly, comprehensive income / (loss) was equal to net income / (loss).

3. Transactions with Related Parties:

The following transactions with related parties occurred during the nine–month periods ended September 30, 2016 and 2017.

(a) Maritime:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying unaudited interim consolidated statements of comprehensive income / (loss):

	Nine Months Ended September 30,
	2016	2017
Included in Voyage related costs and commissions
Charter hire commissions	$236	$279

Included in Management fees, related parties
Ship-management fees	460	532

Included in General and administrative expenses
Administration fees	1,198	1,197

Total	$1,894	$2,008

As of December 31, 2016 and September 30, 2017, the balances due to Maritime were $1,953 and $5,777, respectively, and are included in “Due to related parties” in the accompanying consolidated balance sheets. The amount due to Maritime as of December 31, 2016 and September 30, 2017 includes $300 placed in escrow by Maritime on behalf of Sixthone, relating to a dispute with one of the Company’s charterers, as discussed in Note 11. The balances with Maritime are interest free and with no specific repayment terms.

The ship-management fees and the administration fees will be adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the head management agreement with Maritime to provide that in the event the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the ship-management fees and the administration fees, which will remain, for the particular calendar year, as per the previous calendar year.

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3. Transactions with Related Parties – Continued:

(b) Maritime Investors Corp. (“Maritime Investors”):

The promissory note of $2,500 that bears an interest rate of 2.75% per annum payable quarterly in arrears in cash or common shares of the Company, at a price per common share based on a five day volume weighted average price, at the Company’s discretion, is separately reflected in the accompanying consolidated balance sheets.

Accrued interest on the promissory note for the nine months ended September 30, 2016 and 2017, amounted to $17 for both periods, and is included in “Interest and finance costs, net” in the accompanying consolidated statement of comprehensive income / (loss).

On each of August 9, 2016 and March 7, 2017, the Company agreed with Maritime Investors to extend the maturity of the promissory note for one year, at the same terms and at no additional cost to the Company. The maturity of the promissory note, as amended, is January 2019.

4. Inventories:

The amounts in the accompanying consolidated balance sheets as at December 31, 2016 and September 30, 2017 are analyzed as follows:

	December 31, 2016	September 30, 2017
Lubricants	$479	$408
Bunkers	694	400
Total	$1,173	$808

5. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	$138,060	$(16,719)	$121,341
Depreciation for the period	—	(4,164)	(4,164)
Balance September 30, 2017	$138,060	$(20,883)	$117,177

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

6. Deferred Charges, net:

The movement in deferred charges in the accompanying consolidated balance sheets are as follows:

Special Survey Costs
Balance, January 1, 2017	$358
Amortization of special survey costs	(54)
Balance, September 30, 2017	$304

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statements of comprehensive income / (loss).

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7. Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2016 and September 30, 2017 are analyzed as follows:

Vessel (Borrower)	December 31, 2016	September 30, 2017
Northsea Alpha (Secondone)	$4,808	$4,578
Northsea Beta (Thirdone)	4,808	4,578
Pyxis Malou (Fourthone)	20,350	18,210
Pyxis Delta (Sixthone)	8,437	7,425
Pyxis Theta (Seventhone)	17,228	16,288
Pyxis Epsilon (Eighthone)	18,200	17,200
Total	$73,831	$68,279

Current portion	$6,963	$7,200
Less: Current portion of deferred financing costs	(150)	(141)
Current portion of long-term debt, net of deferred financing costs, current	$6,813	$7,059

Long-term portion	$66,868	$61,079
Less: Non-current portion of deferred financing costs	(251)	(334)
Long-term debt, net of current portion and deferred financing costs, non-current	$66,617	$60,745

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, in dividends distribution when certain financial ratios are not met, as well as requirements regarding minimum security cover ratios. For more information, please refer to Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the Company’s Annual Report.

On September 29, 2016, the Company agreed with the lender of Sixthone and Seventhone (“Tranche A” and “Tranche B”, respectively) to extend the maturity of the loan under Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin.

On June 6, 2017, the lender of Sixthone and Seventhone agreed to further extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule. The aggregate outstanding balance of these loans as of September 30, 2017 of $23,713 is scheduled to be repaid in 19 quarterly installments of $651 each, one quarterly installment of $988 and a balloon payment of $10,356.

The annual principal payments required to be made after September 30, 2017 are as follows:

To September 30,	Amount
2018	$7,200
2019	6,863
2020	25,049
2021	3,803
2022	25,364
2023 and thereafter	-
Total	$68,279

The Company’s weighted average interest rate (including the margin) for the nine months ended September 30, 2016 and 2017 was 3.24% and 3.68%, including the promissory note discussed in Note 3, respectively.

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7. Long-term Debt – Continued:

As of September 30, 2017, the ratio of the Company’s total liabilities to market value adjusted total assets was 69%, or 4% higher than the required threshold under the loan agreement with one of its lenders. This requirement is only applicable in order to assess whether the relevant two Vessel-owning companies are entitled to distribute dividends to Pyxis. Other than the above, the Company was in compliance with all of its financial and security collateral cover ratio covenants with respect to its loan agreements. In addition, as of September 30, 2017, there was no amount available to be drawn down by the Company under its existing loan agreements.

As of September 30, 2017, the Company had a working capital deficit of $14,135, defined as current assets minus current liabilities. Management considered such deficit in conjunction with the future market prospects and in December 2017 agreed to proceed with the private placement discussed in Note 8 below. After taking into consideration the net proceeds from this private placement and as of the filing date of the interim financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12 month period and be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements as discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the Company’s Annual Report.

8. Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares with a par value of USD 0.001 per share.

As of December 31, 2016 and September 30, 2017, the Company had a total of 18,277,893 common shares and no preferred shares outstanding.

On October 28, 2015, the Company’s Board of Directors approved an equity incentive plan (the “EIP”), providing for the granting of share-based awards to directors, officers and employees of the Company and its affiliates and to its consultants and service providers. The maximum aggregate number of shares of common stock of the Company, that may be delivered pursuant to awards granted under the EIP, shall be equal to 15% of the then issued and outstanding number of shares of common stock. On the same date, the Company’s Board of Directors approved the issuance of 33,222 restricted shares of the Company’s common stock to certain of its officers. As of December 31, 2016, all such shares had been vested and issued. During the nine months ended September 30, 2017, no additional shares were granted under the EIP, and as of September 30, 2017, there was no unrecognized compensation cost. On November 15, 2017, 200,000 restricted shares of the Company’s common stock were granted and issued to a senior officer of the Company, and were vested immediately upon issuance. The fair value of such restricted shares based on the average of the high-low trading price of the shares on November 15, 2017, was $355, which will be recorded as a non-cash share based compensation in the fourth quarter of 2017.

On April 27, 2017, the Company filed with the SEC a registration statement on Form F-1 with respect to a proposed offering of the Company’s shares of common stock in an amount of $10,000 (exclusive of the over-allotment option). Due to market conditions, the Company decided not to proceed with the planned public equity offering and on July 13, 2017, the relevant registration statement was withdrawn and offering costs of $329 were written-off during the nine-month period ended September 30, 2017.

On December 6, 2017, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of its common stock at a price per share of $2.00 (the “Private Placement”). As a condition of the Purchase Agreement, the Company, Maritime Investors and each of the Company’s directors and executive officers entered into lock-up agreements pursuant to which they may not, among other things, offer or sell shares of the Company’s common stock until the earlier of i) 30 days after effective date (as defined therein) and ii) the disposition by the Investors of all of the shares of common stock they received in the Private Placement. In connection with the Private Placement, the Company also entered into a registration rights agreement with the Investors, pursuant to which the Company is obligated to prepare and file with the SEC a registration statement to register for resale the registrable securities (as defined therein) on or prior to December 21, 2017. The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4,800, before deducting placement offering expenses, which will be used for general corporate purposes that may include the repayment of outstanding indebtedness.

Following the issuance of the 200,000 shares of common stock under the EIP, as well as the issuance of the 2,400,000 shares of common stock pursuant to the Private Placement, both discussed above, the Company’s outstanding common shares increased from 18,277,893 to 20,877,893.

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

9. Earnings / (loss) per Common Share:

	September 30,
	2016	2017
Net income / (loss)	$19	($3,794)

Weighted average number of common shares, basic and diluted	18,277,893	18,277,893

Earnings / (loss) per common share, basic and diluted	$0.00	($0.21)

10. Risk Management:

The principal financial assets of the Company consist of cash and cash equivalents and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable, due to related parties and a promissory note.

Interest Rate Risk: The Company’s interest rates are calculated at LIBOR plus a margin. Long-term loans and repayment terms are described in Note 7 above, as well as in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the Company’s Annual Report. The Company’s exposure to market risk from changes in interest rates relates to the Company’s bank debt obligations.

Credit Risk: Credit risk is minimized since accounts receivable from charterers are presented net of the relevant provision for uncollectible amounts, whenever required. On the balance sheet dates there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the balance sheet.

Currency risk: The Company’s transactions are denominated primarily in U.S. Dollars; therefore overall currency exchange risk is limited. Balances in foreign currency other than U.S. Dollars are not considered significant.

Fair Value: The fair values of cash and cash equivalents, accounts receivable, due to related parties and accounts payable approximate their respective carrying amounts due to their short term nature. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. In addition, the Company believes that the fixed rate of the promissory note of 2.75% approximates the current market variable interest rates, and as such its fair value approximates the recorded value.

As of December 31, 2016 and September 30, 2017, the Company did not have any assets or liabilities measured at fair value, other than the ones discussed in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the Company’s Annual Report.

11. Commitments and Contingencies:

Minimum Contractual Charter Revenues: Future minimum contractual charter revenues, gross of 1.25% brokerage commissions to Maritime, and of any other brokerage commissions to third parties, based on vessels committed, non-cancelable, long-term time charter contracts as of September 30, 2017, expiring through September 30, 2018, amount to $2,017.

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

11. Commitments and Contingencies – Continued:

Make-Whole Right and Financial Guarantee: In the event that the Company completes a primary common share financing (a “Future Pyxis Offering”) at an offering price per share (the “New Offering Price”) lower than $4.30, the valuation ascribed to each share of the Company’s common stock received by the former stockholders of LookSmart, Ltd. (“LS”) pursuant to the agreement and plan of merger discussed in Note 1 of the Company’s consolidated financial statements for the year ended December 31, 2016 included in the Company’s Annual Report (the “Consideration Value”), the Company will be obligated to make “whole” the Legacy LS Stockholders (as defined below) as of April 29, 2015 (the “Make-Whole Record Date”) pursuant to which such Legacy LS Stockholders will be entitled to receive additional shares of the Company’s common stock to compensate them for the difference between $4.30 per share and the New Offering Price. The Make-Whole Right shall only apply to the first Future Pyxis Offering following the closing of the merger which results in gross proceeds to the Company of at least $5,000, excluding any proceeds received from any shares purchased or sold by Maritime Investors or its affiliates.

In addition, the Make-Whole Right provides that should the Company fail to complete a Future Pyxis Offering within a date which is three years from the date of the closing of the merger, or October 2018, each former LS stockholder who has held the Company shares continuously from the date of the Make-Whole Record Date (the “Legacy LS Stockholders”) until the expiration of such three year period, will have a 24-hour option (the “Put Period”) to require the Company to purchase from such Legacy LS Stockholders, a pro rata amount of the Company’s common stock that would result in aggregate gross proceeds to the Legacy LS Stockholders, in an amount not to exceed $2,000; provided that in no event shall a Legacy LS Stockholder receive an amount per share greater than $4.30 (the “Financial Guarantee”).

Under ASC 815, the Make-Whole Right does not meet the criteria to be accounted for as a derivative instrument under “Derivatives and Hedging” since it is not readily convertible into cash. The Make-Whole Right requires the Company to issue its own equity shares and, according to ASC 460 “Guarantees”, the Company is not required to recognize an initial liability. If a Future Pyxis Offering had been completed as of September 30, 2017, the maximum number of shares issuable to Legacy LS Stockholders would have amounted to 1,154,995, based on the closing price of the Company’s stock on September 30, 2017 of $1.92, and assuming that all of the original Legacy LS Stockholders retained their Make-Whole Right as of such date and they exercised their right to receive the additional shares.

During November and December 2017, the Company’s share trade activity increased notably. Its price reached a high of $12.22, or about 184% higher than the Consideration Value of $4.30. The Company estimates that more than half of the original 931,761 shares that were originally issued to LS stockholders have been sold. Nonetheless, the actual number of original shares currently held by the Legacy LS Stockholders cannot be accurately assessed. The Financial Guarantee is accounted under ASC 460-10 “Guarantees – Option Based Contracts”. No liability for the Financial Guarantee has been reflected in the accompanying consolidated balance sheet dates, assuming that a Future Pyxis Offering will take place, the number of shares to be repurchased is not fixed, and the New Offering Price will be at a minimum equal to the Consideration Value. The Company controls the timing of any Future Pyxis Offering and the New Offering Price of any Pyxis shares in such future offering will be subject to U.S. capital markets conditions and investors’ interest.

Dispute with charterer: In September 2016, the Company had a commercial dispute with one of its charterers. As a result, Maritime placed an amount of $300, as security, in escrow on behalf of Sixthone, which is included in balances due to related parties in the accompanying consolidated balance sheets as of December 31, 2016 and September 30, 2017, as discussed in Note 3. In 2016, the Company recognized an allowance for doubtful accounts of $100 relating to this case. In the first nine months of 2017, such allowance was increased to $200.

In October 2017, the relevant commercial dispute was resolved and a settlement agreement was signed. Pursuant to this agreement, from the total amount of $300 held under escrow, $150 was paid to the charterer and the resulting balance was paid back to Maritime.

Other: Various claims, suits, and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying interim consolidated financial statements.

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

12. Interest and Finance Costs, net:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive income / (loss) are analyzed as follows:

	September 30,
	2016	2017
Interest on long-term debt (Note 7)	$1,933	$1,990
Interest on promissory note (Note 3)	51	51
Amortization of financing costs	125	116
Total	$2,109	$2,157

13. Subsequent Events:

Dispute with charterer: In October 2017, the commercial dispute the Company had with one of its charterers was resolved and a settlement agreement was signed. Pursuant to this agreement, from the total amount of $300 held under escrow, $150 was paid to the charterer and the resulting balance was paid back to Maritime, as discussed in Note 11.

Issuance of shares of common stock under the EIP: On November 15, 2017, 200,000 restricted shares of the Company’s common stock were granted and issued to a senior officer of the Company, and were vested immediately upon issuance, as discussed in Note 8.

Private Placement: On December 6, 2017, the Company entered into a Purchase Agreement with certain accredited investors, pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of its common stock at a price per share of $2.00. The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4,800, as discussed in Note 8.

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